Exhibit 99.1
PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies reports first quarter results and updates
--Plant and capacity expansion, Board appointment and Acasti Pharma--

Laval, Québec, CANADA – July 15th, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) announced today financial results for the fiscal 2010 first quarter ended May 31, 2009 and provided updates on plant and capacity expansion, an appointment to its Board of Directors and Acasti Pharma.

During the three-month period ended May 31, 2009, Neptune undertook the critical steps in order to expand production capacity at the Sherbrooke plant, as previously planned, in order to meet current and forecasted demand. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion required a temporarily shut down of manufacturing and production in the plant, which started in mid-April and lasted several weeks during the fiscal quarter.

That expansion process has now been completed and the manufacturing plant is currently scaling up its production to the new capacity expected to exceed 90,000 kg annually. During that time, the sales and marketing team has continued to fill the order books and secured volume commitments for the next six months.

Neptune continues to report positive EBITDA for Neptune Nutraceutical, excluding Acasti Pharma and NeuroBioPharm, of $36,000 for the three-month period ended May 31, 2009, even though the expansion process affected, in the interim, the financial results during the fiscal quarter.

Neptune Financial Results

In point of fact, the plant expansion as well as the increase in R&D spending temporarily affected the quarterly consolidated financial results. Total revenue for the three-month period ended May 31, 2009 decreased by 8% to $2,878,000 compared to $3,134,000 for the three-month period ended May 31, 2008.

Consolidated EBITDA decreased by $554,000 for the three-month period ended May 31, 2009 to $(284,000) compared to $270,000 for the three-month period ended May 31, 2008, also due to additional research and development expenditures incurred in the pharmaceutical subsidiaries Acasti Pharma and NeuroBioPharm and a decrease in gross margin attributed to additional costs during the non-production phase of the plant expansion.

The net loss for the three-month period ended May 31, 2009 was $1,407,000 or $0.04 per share, compared to a net loss of $1,283,000 or $0.03 per share for the three-month period ended May 31, 2008, an increase of 10%. As of May 31, 2009, Neptune’s cash and cash equivalents totalled $5,445,000.

Board appointment

Neptune has newly appointed Mr. Jean Claude Debard to its Board of Directors. Mr. Jean Claude Debard currently holds the position of President of Hyundai Automobile France. Mr. Debard is also leading FEA Services and has acted as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr. Debard has sat on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

In conjunction with his new mandate of Director of the Board of Neptune and Acasti Pharma, Mr. Debard has been granted 25,000 Neptune and 25,000 Acasti Pharma incentive stock options on July 15, 2009. Neptune stock options will be exercisable at $2.50 for a three-year term and will vest over two years. Acasti stock options will be exercisable at $0.25 for a ten-year term and will also vest over two years.

The appointment of Mr. Debard is timely for Neptune in order to benefit from his experience, knowledge and network, particularly with respect to the upcoming geographic expansion in Europe following the recent Novel Food notification.

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Acasti Pharma Financial Results

  In the three-month period ended May 31, 2009, Acasti Pharma incurred a loss of $302,000.

  At May 31, 2009, the Company had cash, cash equivalents and short-term investments totalling $1,469,000.

  Acasti Pharma is researching and developing novel active pharmaceutical ingredients for cardiovascular applications and the expenses are mainly attributed to R&D and administrative expenses, previously supported by the parent company Neptune Technologies & Bioressources Inc.

Acasti Pharma Highlights

Acasti Pharma recently reported that it has completed product development in the OTC and medical food programs and that, according to the strategic business development plan, negotiations with prospective development partners are ongoing. Under the prescription drug development program, Acasti has successfully completed the first phase of toxicity testing and has initiated second phase preclinical toxicity, pharmacokinetics, mechanism of action, dose response and efficacy studies in animals as required for the Investigational New Drug submission in the United States and the Clinical Trial Application in Canada.

In 2009 and 2010, Acasti expects to report on following milestones:

  Submission of an investigational new drug ("IND") application in the United States with completed animal pharmacology and toxicology studies, pharmacokinetics, mechanism of action, GMP chemistry, manufacturing, control data and proposed clinical protocols information.

  Submission of a clinical trial application ("CTA") in Canada required for the initiation of clinical trials of experimental drug development.

  Partnership with a pharmaceutical company to evaluate over-the-counter and/ or medical food formulations.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company carries out clinical trials to show the health benefits in various medical indications and to obtain regulatory approval for health claims. Neptune is continuously expanding its portfolio of intellectual property, clinical studies, regulatory approvals and health claims. Neptune has its products marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune/ Acasti Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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